Confidential Treatment Requested by Station Casinos, Inc.

October 21, 2008

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Station Casinos, Inc.
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Period Ended March 31, 2008
Form 10-Q for the Period Ended June 30, 2008
Form 8-K Furnished May 12, 2008
Form 8-K Furnished August 11, 2008
File Number: 001-06075

Dear Mr. Shenk:

We have received and reviewed the comments in the letter of the United States Securities and Exchange Commission staff (the “Staff”) dated October 1, 2008.  The purpose of this letter is to provide our response to those comments.

To assist in your review of our responses, this letter restates completely each Staff comment, which is followed by our response and when requested, revised disclosure in bold text.

General

1.     Our records indicate that your registrant file number is 001-12037. Please update such on the title page of your Exchange Act filings or advise.

RESPONSE

We historically had two file numbers for our filings under the Exchange Act of 1934, as amended (the “Act”), because we registered our securities under both Section 12(b) and Section 12(g) of the Act.  File No. 000-21640 applied to the registration under Section 12(g) of the Act and File No. 001-12037 applied to the registration under Section 12(b) of the Act.  In connection with the going private transaction and delisting of the our common stock from the New York Stock Exchange in November 2007, a Form 25 was filed in respect of the registration under Section 12(b) of the Act (File No. 001-12037).

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However, we did not terminate the registration of our securities under Section 12(g) of the Act (File No. 000-21640). Accordingly, for filings made after the effectiveness of the Form 25 we have used File No. 000-21640 on the cover page because we believed File No. 001-12037 was no longer applicable to our filings.

Form 10-K for the Year Ended December 31, 2007

2.     Refer to your response to our prior comment number 3. Please disclose the nature of the customer relationships intangible asset and basis of its amortization consistent with your response.

RESPONSE

In future Form 10-K and Form 10-Q filings, we will include disclosure similar to the following:

The customer relationships included in other intangible assets refer to the value associated with our rated casino guests. We have utilized the income forecast approach as our basis for amortization of these assets since the cash flows related to these assets is typically higher in the earlier years of the relationship and then declines materially over time.

3.     Please explain to us in detail the basis for the useful life of 25 years for customer relationships. Provide us with any schedules or analyses in support of such life that you believe may be useful to us.

RESPONSE

For a number of years, we have been collecting and analyzing the spending data accumulated in our customer relationship management systems.  When analyzing this data along with detail property-level income statements and reasonable cost allocation assumptions, it is apparent that rated players are more profitable and valuable than non-rated players. The value of these customer relationships was determined using an income forecast approach, which provides an estimation of the value of an asset based on the present value of cash flows or benefit stream that an asset can be expected to generate over its remaining useful life.  In making this determination we considered the following among other things:

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1)     We determined the percentage of revenue generated from rated players to total revenue;

2)     We determined the average annual attrition rate of rated players leaving our customer program;

3)     Using the metrics developed in 1) and 2) above, we determined the projected average annual revenues using 2008 as a base year; and

4)     We determined an estimated cash flow each year attributable to rated players taking into account corporate overhead, depreciation, income taxes and other costs necessary to generate the rated play.

Since the 2008 projected average revenues was used as a base year, the utilization of the average annual attrition rate resulted in the Company receiving cash flows from rated players that existed at the date of valuation over a twenty-five year period.  Since the Company estimates that it will be receiving cash flows from the rated play that existed at the date of valuation over a period of 25 years, in accordance with Paragraph 12 of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, we will recognize the amortization expense of our intangible asset associated with customer relationships over a similar period of time.  The projected cash flows and useful life will be evaluated at least annually in accordance with the provisions of SFAS 142.  Please refer to Attachment I for support of this useful life.  Attachment I has been omitted pursuant to a request for confidential treatment.  Attachment I has been filed separately with the Commission.

4.     Please provide us with the annual amount of amortization of the customer relationship intangible asset balance at December 31, 2007 for each remaining year. In so doing, illustrate for us how such amortization is determined using the “income forecast methodology” referred to in your response to comment number 3.

RESPONSE

Please see Attachment II for the schedule of annual amortization expense beginning with the twelve months ended December 31, 2008. The annual amortization expense is directly correlated with the projected benefit stream for that period, as calculated by a percentage of the total cash flows associated with the asset.

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Form 10-Q for the Quarterly Period Ended March 31, 2008

5.     Refer to your response to our prior comment number 8. Consistent with your response, please clarify in your disclosure what “maintenance capital” expenditures represent and how such are distinguished from maintenance expenditures that are expensed when incurred.

RESPONSE

In future Form 10-K and Form 10-Q filings, we will disclose the following:

We classify items as maintenance capital to differentiate replacement type capital expenditures such as a new slot machine from investment type capital expenditures to drive future growth such as an expansion of an existing property.  In contrast to normal repair and maintenance costs that are expensed when incurred, items we classify as maintenance capital are expenditures necessary to keep our existing properties at their current levels and are typically replacement items due to the normal wear and tear of our properties and equipment as a result of use and age.

Form 8-K Furnished May 12, 2008

Exhibit 99.1

6.         Refer to your response to our prior comment number 14. We believe your revised disclosure should address the substantive reasons specific to you why disregarding each adjusting item in arriving at adjusted EBITDA is useful to investors in evaluating your results. Further, the reference in you intended revised disclosure that adjusted EBITDA is determinative of your ability to incur and service debt and incur capital expenditures appears to be an indication of a cash flow measure, which is inconsistent with your response to comment number 16. Please expand and revise your disclosure accordingly.

RESPONSE

The Company will revise its disclosures surrounding the use of EBITDA and Adjusted EBITDA in future earning releases as follows:

EBITDA, earnings before interest, taxes, depreciation and amortization, is a widely used measure of operating performance in the gaming industry and is a principal basis for the valuation of gaming companies. The Company has traditionally adjusted EBITDA when evaluating its own operating performance because it believes that the inclusion or exclusion of certain recurring and non-recurring

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items is necessary to present the most accurate measure of its principal operating results and as a means to assess results period over period.  The Company refers to the financial measure that adjusts for these items as Adjusted EBITDA.  The Company believes, when considered with measures calculated in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Adjusted EBITDA is a useful financial performance measurement for assessing the operating performance of the Company and is used by management in making financial and operational decisions.  Adjusted EBITDA consists of net income (loss) plus income tax (provision) benefit, interest and other expense, net, loss or gain on asset disposals, net, preopening expenses, equity-based compensation expense, lease termination costs, other non-recurring and non-cash costs, depreciation, amortization and development expense.  Management believes it is beneficial to adjust for these additional items to present consistent principal operating results period over period. To evaluate Adjusted EBITDA and the trends it depicts, the components should be considered.  The impact of income tax (provision) benefit, interest and other expense, net, loss or gain on asset disposals, net, preopening expenses, equity-based compensation expense, lease termination costs, other non-recurring and non-cash costs, depreciation, amortization and development expense, each of which can significantly affect the Company’s results of operations and liquidity and should be considered in evaluating the Company’s operating performance, cannot be determined from Adjusted EBITDA. Adjusted EBITDA is used in addition to and in conjunction with GAAP measures and should not be considered as an alternative to net income (loss), or any other GAAP operating performance measure.

To compensate for the inherent limitations of the disclosure of Adjusted EBTIDA, the Company provides relevant disclosure of its depreciation and amortization, interest and income taxes, capital expenditures and other items in its reconciliations to GAAP financial measures and consolidated financial statements, all of which should be considered when evaluating the Company’s performance.  In addition, it should be noted that not all gaming companies that report Adjusted EBITDA or adjustments to such measures may calculate Adjusted EBITDA or such adjustments in the same manner as the Company, and therefore, the Company’s measure of Adjusted EBITDA may not be comparable to similarly titled measures used by other gaming companies.  A reconciliation of Adjusted EBITDA to EBITDA to net income (loss) is included in the financial schedules accompanying this release.

7.         Also, please disclose the nature of the adjusting item described as “other nonrecurring costs” in arriving at “adjusted EBITDA” and any significant items therein for the periods presented.

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RESPONSE

The income or expense items included in other non-recurring costs are typically related to events outside of principal operations. For example, other non-recurring costs for the three months ended March 31, 2008 included the unrealized loss on our company-owned life insurance and severance expense related to a recent reduction in staffing. For the three months ended March 31, 2007, other non-recurring costs included expenses associated with the Merger transaction.  In addition, these items, both individual and in the aggregate, are generally not material in the current reported period.  In future earnings releases, we will separately disclose any material adjusting items that are included in the current and prior periods.

8.         Refer to your response to our prior comment number 15. Consistent with your response, please add a footnote that clarifies that the adjustment for rent expense in the table for Major Las Vegas Operations whenever presented is solely associated with intercompany rent expense.

RESPONSE

In future earnings releases, we will include the following footnote for the rent expense in the Major Las Vegas Operations table:

Rent expense refers to intercompany rent expense paid by the CMBS properties to another consolidated entity. Because this expense is eliminated upon consolidation, it has been excluded from Adjusted EBITDA in the Major Las Vegas Operations table.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Management’s Discussion and Analysis, page 28

Liquidity and Capital Resources, page 33

9.         Please tell us and disclose in terms of cash the significant factors, quantified as appropriate, underlying the material decreases in cash flows provided by operating activities for the comparative periods presented on page 29. Note that references to changes in line items in the statements of cash flows do not solely provide a sufficient basis for a reader to analyze the impact on cash, and it appears that changes in the amounts of your net earnings may be only partial explanation for the variances. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

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RESPONSE

The $191.7 million decrease in cash proved by operating activities for the six months ended June 30, 2008 compared to the six months ended June 30, 2007 was mainly due to 1) an $81.8 million decrease in distributions from joint ventures due to a one-time distribution from Green Valley Ranch in 2007 with no corresponding distribution in 2008, 2) a $68.3 million increase in cash paid for interest as a result of the increase in our debt obligations and 3) a $28.4 million decrease in operating income (excluding depreciation and amortization expense) resulting from a $43.9 million decrease in net revenues between the periods. The Company will ensure that such quantitative explanations will be disclosed in future Form 10-K and Form 10-Q filings to comply with Section IV.B.1 of the staff’s Interpretation.

10.       We note that cash flows of operating activities for each period in 2008 have been significantly lower than the corresponding prior year periods as reported in each of Form 10-Qs filed thus far in 2008. In this regard, please address any known trend likely to affect the quality and potential variability of your operating cash flows for the foreseeable future exhibited by such variances. Identify the significant factors contributing to the trend and quantify to the extent practicable.

RESPONSE

As discussed in our response to comment number 9 above, several items impacted our cash flows from operating activities, including an increase in our debt obligations and a decrease in net revenues. We believe that the increase in debt will continue to affect our cash flows due to the related interest payments. In addition, net revenues continue to be affected by weakening Las Vegas and U.S. economies as a result of declining real estate values, declining consumer confidence, rising unemployment and increasing energy and fuel prices.

Form 8-K Furnished August 11, 2008

Exhibit 99.1

11.       Refer to footnote (b) in the reconciliation of net income to EBITDA for the Major Las Vegas Operations. Please disclose specifically how EBITDA for the CMBS properties for each indicated period was calculated. Further, explain how such amounts relate to or are reflected in the EBTIDA presented in the reconciliation table.

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RESPONSE

EBITDA for the CMBS properties is calculated in accordance with the definition of EBITDAR in our CMBS Loan and Security Agreement, which was filed with the Securities and Exchange Commission as Exhibit 4.2 to our Form 8-K dated November 7, 2007.  The loan and security agreement defines EBITDAR as follows:

The earnings from hotel and casino operations at the Property before interest expense/income, taxes, depreciation and amortization, any rental expense on real property (other than ground rent), distribution expense, direct and allocated corporate overhead expense, regional office allocation, royalty charges from affiliates and restructuring expense plus any non-cash charges/less any non-cash income, including but not limited to losses on sales of assets and non cash compensation expense (as evidenced by the financial statements and information provided to Lender by Borrower pursuant to clause (c) of this Section 2.3.5), during each of the three 12-month periods prior to the Substitution Date shall not have materially declined or during the prior 12-month period, evidence a material downward trend (as reasonably determined by Lender, applying the standards of a prudent commercial mortgage loan lender) over such (3) year period.

While the results of the four CMBS properties are reported in the Major Las Vegas Operations table, the items included in Adjusted EBITDA and EBITDAR differ substantially as evidenced by the comparison of the definition above from the debt agreement and those items included in the table. We have included the disclosure of EBITDA for the CMBS properties to assist our CMBS lenders in calculating our debt covenant ratios.

Attached is a statement from the Company acknowledging the items requested in your original letter.

If I can be of any assistance to your or should you have any questions, please do not hesitate to contact me at (702) 495-4210 or contact Curt Mayer, our Vice President of Finance at (702) 495-4242.

Sincerely,

/s/ Thomas M. Friel
Thomas M. Friel
Executive Vice President,
Chief Accounting Officer and Treasurer

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Attachments

cc:	Thomas Roche, Ernst & Young
Ken Baronsky, Milbank Tweed Hadley & McCloy

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The undersigned, on behalf of Station Casinos, Inc. (the “Company”), acknowledges:

•      The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

•      Comments by the Commission staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Thomas M. Friel
Thomas M. Friel
Executive Vice President,
Chief Accounting Officer and Treasurer

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ATTACHMENT I *	Confidential Treatment Requested by Station Casinos, Inc.

* Attachment I has been omitted pursuant to a request for confidential treatment.  Attachment I has been filed separately with the Commission.

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ATTACHMENT II

Annual amortization expense related to customer relationships is as follows (amounts in thousands):

Years ending December 31,
2008	$16,607
2009	14,698
2010	14,168
2011	14,299
2012	16,704
2013	16,981
2014	15,345
2015	14,629
2016	13,843
2017	13,056
2018	12,275
2019	11,510
2020	10,767
2021	10,052
2022	9,366
2023	8,803
2024	8,140
2025	7,517
2026	6,922
2027	6,370
2028	5,854
2029	5,376
2030	4,929
2031	4,544
2032	3,733

Total	$266,488

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